Exhibit 99.55

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

Aurinia Pharmaceuticals Announces Post-Merger

Leadership Changes and Strategic Restructuring

Victoria, BC, October 22, 2013—Isotechnika Pharma Inc., now operating as Aurinia Pharmaceuticals Inc. (TSX-V:ISA) (“Aurinia” or the “Company”), announced today a strategic restructuring, including senior management changes and staff reductions, designed to further position the newly merged company to successfully bring voclosporin to market as a therapy for lupus nephritis.

Dr. Richard M. Glickman has been appointed Executive Chairman and Acting CEO. He succeeds Dr. Robert Foster, who has transitioned his role to Chief Scientific Officer. In his new capacity as CSO, Dr. Foser will continue to leverage his wealth of experience with voclosporin to advance Aurinia’s drug development activities. He replaces Dr. Derrick Freitag, who has left the Company. In addition, the Company announced the departure of its Chief Operating Officer, Dr. Launa Aspeslet. Mr. Michael R. Martin, who was previously Aurinia’s Chief Business Officer, will take on additional responsibilities and assume the position as the Company’s new Chief Operating Officer.

Dr. Glickman has a decades-long track record of delivering significant value to investors in the various pharmaceutical and biopharmaceutical companies that he has led. For example, he was the co-founder, Chairman and CEO of Aspreva Pharmaceuticals Corporation, which was sold to Swiss-based Galenica Group for C$915-million in 2008. Dr. Glickman’s experience at Aspreva brings an important depth of knowledge of the global nephrology market to the Company. Importantly, under his leadership, Aspreva executed one of the largest and most important lupus nephritis studies ever conducted. This resulted in the emergence of mycophenolate mofetil (CellCept®) as a new standard treatment for patients suffering from this devastating and potentially fatal disease.

“We believe that layering voclosporin on top of mycophenolate mofetil has the potential to rapidly and significantly improve lupus nephritis patient outcomes,” said Dr. Glickman. “To that end, we are continuing to make preparations for the planned Q1-2014 launch of a phase 2B study of voclosporin in this indication.”

Aurinia also announced that it has reduced staffing levels in its Edmonton facility by approximately 30% and decreased its leased space footprint by more than 50%. The Company noted that these changes were driven by the physical plant and industry expertise required to execute its focused business plan.

Dr. Glickman commented, “It is never easy to reinvent an organization. I want to thank our departing employees for their dedication, and wish them all the best as they pursue their personal and professional goals.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also has a development and commercialization partner for ophthalmologic indications. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the combined company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contacts:

Dr. Richard Glickman

Executive Chairman and Acting CEO

250-213-1523

rglickman@auriniapharma.com

Mr. Michael R. Martin

Chief Operating Officer

250-415-9713

mmartin@auriniapharma.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com